[Letterhead of Timberland Bancorp, Inc.]


September 13, 2005

Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:   Timberland Bancorp, Inc.
      Form 10-K for the Fiscal Year Ended September 30, 2004
      Form 10-Q for the Fiscal Quarter Ended June 30, 2005
      File No. 000-23333

Dear Mr. Cash:

We have received the facsimile of your letter dated September 1, 2005 regarding the required disclosures for our acquisition on October 9, 2004 of the seven branches and related deposits of Venture Bank ("acquisition").

In reaching our conclusion that audited financial statements and pro forma financial statements were not required to be filed on Form 8-K for the acquisition, we performed an analysis as outlined in Regulation S-X Section 210.11-01. Specifically, our analysis concluded that pro forma financial information was not required because the acquisition would not be considered significant under the guidelines of Regulation S-X Section 210.11- 01(b)(1) which states "A comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in 210.1-02(w), substituting 20 percent for 10 percent in each place it appears therein." After reviewing the acquisition details pursuant to Regulation S-X Section 210.1-02(w) and substituting 20% for 10% in each place it appears therein, we determined that the acquisition did not meet the criteria to be considered significant.

Our analysis was then reviewed by our independent auditor, McGladrey & Pullen, LLP, who agreed with the conclusion that audited financial statements and pro forma financial statements would not be required for the acquisition.

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In addition to the above response, Timberland Bancorp, Inc. ("Company")
acknowledges the following:

     * the Company is responsible for the adequacy and accuracy of the disclosure in their filings;
     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or need further information, please do not hesitate to contact me at 360-533-4747.

Sincerely,


   /s/Dean J. Brydon

Dean J. Brydon
Chief Financial Officer


Cc: Mr. Dale Welcome, Staff Accountant, Division of Corporate Finance, SEC Ms. Anne McConnell, Senior State Accountant, Division of Corporation
        Finance, SEC

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